Prospectus Supplement Dated September 11, 2002 to Prospectus Dated July 6, 2001 of LendingTree, Inc.	Filed Pursuant to Rule 424(b)(3) Registration Number 333-60686

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):	September 9, 2002

LENDINGTREE, INC.
(Exact name of registrant as specified in charter)

Delaware	000-29215	25-1795344

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	file number)	Identification Number)

11115 Rushmore Drive, Charlotte, North Carolina	28277

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(704) 541-5351

Item 5. Other Events.

     On September 9, 2002, LendingTree issued a press release revising its guidance covering its expected third quarter 2002 operating results. See Exhibit 99.1.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

     (a)  Financial Statements. Not applicable.

     (b)  Pro Forma Financial Information. Not applicable.

     (c)  Exhibits. The following exhibit is filed herewith:

99.1	Press release issued on September 9, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LENDINGTREE, INC.

Date: September 9, 2002	By:	/s/ Douglas R. Lebda

Name: Douglas R. Lebda
Title: Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

EXHIBITS

CURRENT REPORT
ON
FORM 8-K

Date of Event Reported:	Commission File No:
September 9, 2002	000-29215

LENDINGTREE, INC.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release issued on September 9, 2002.

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

LendingTree Improves Outlook for Third Quarter to $0.06 Earnings Per Share

•	Management expects to achieve positive GAAP earnings per share (EPS) for the first time in the third quarter 2002, one quarter earlier than previous guidance

•	GAAP EPS for the third quarter is currently projected to be $0.06, versus previous guidance of a $0.01 loss per share

•	Net income attributable to common shareholders for the third quarter is currently projected to be $1.4 million, an improvement from previous guidance of a loss of $0.2 million

CHARLOTTE, N.C., September 9, 2002 - LendingTree, Inc. (NASDAQ: TREE), the leading online lending exchange, today announced that it has revised its financial guidance upward for the third quarter ended September 30, 2002.

The Company expects earnings per share (EPS) of $0.06, calculated in accordance with Generally Accepted Accounting Principles (GAAP), for the third quarter of 2002, compared to its previous guidance of a $0.01 loss per share, marking the first time the Company would post positive GAAP earnings. Net income attributable to common shareholders for the third quarter is currently estimated now to be $1.4 million, improved from the previous guidance of a net loss of $0.2 million.

Founder and CEO Doug Lebda stated, “Today we are announcing that we expect to achieve a significant milestone in our Company’s history, EPS profitability on a GAAP basis, one quarter earlier than we previously anticipated. One of our major goals when we started LendingTree was to leverage our scalable business model to achieve significant growth and long-term profitability. We are very pleased to be delivering on this goal.”

Lebda continued, “We are experiencing continued strength in the mortgage refinance product, as well as the home equity, auto, and realty services products, which are all benefiting from a series of new operating initiatives implemented this year. By implementing these initiatives, we have increased the capacity of our lending exchange, and the conversion metrics across our loan products have remained strong. These initiatives are resulting in a better consumer experience with improved closing rates through our exchange, which we should continue to benefit from in the future. Consequently, we remain optimistic on our business outlook.”

The Company is currently estimating the potential impact the anticipated third quarter results will have on its future outlook and will discuss its projections for the remainder of 2002 and 2003 at its next quarterly earnings conference call in late October.

About LendingTree, Inc.

Founded in 1996, LendingTree (NASDAQ: TREE) is the leading online lending Exchange that connects consumers, Lenders, Realtors®, and related service providers. The LendingTree Exchange is made up of more than 170 banks, lenders, and brokers (Lenders) and has facilitated nearly $26 billion in closed loans since inception. Millions of consumers have accessed the LendingTree Exchange though the Company’s site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation, and credit cards. LendingTree is the No. 1 brand in the online lending market for consumers, with 59 percent national awareness. The LendingTree Lend-X technology has been cited as ‘the platform of choice’ for online lending and has been adopted by industry leaders to power their online lending initiatives. The LendingTree RealtyServices offering connects consumers to a nationwide network of approximately 6,500 realtors. The Company’s services and products are specifically designed to empower consumers, Lenders, and related service providers throughout the lending process, on and offline, delivering convenience, choice, and excellent value.

1 Resuscitating Mortgage Lending. Forrester Research, March 2001

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements regarding projected future earnings and our business outlook. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company’s actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company’s business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; changes in the Company’s relationships with existing banks, lenders, and brokers (Lenders), and/or strategic partners; the Company’s ability to attract and integrate new Lenders and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings, consumer lending industry regulation; competition in all aspects of the Company’s business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company’s filings with the Securities and Exchange Commission.